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SECURITIES AND
Wasl.

05038518

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SEC FILE NUMBER
8-49806

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING January 1, 2004 (MM/DD/YY) AND ENDING December 31, 2004 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER:
Dougall & Associates, Inc.

OFFICIAL USE ONLY
FIRM ID NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)
440 South LaSalle Street - CHX Floor
(No. and Street)

Chicago (City) IL (State) 60605 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT
Scott Freyn (312) 346-1066
(Area Code - Telephone No.)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this report*
Faircloth & Associates, LLC
(Name - if individual, state last, first, middle name)

542 South Dearborn Street - Suite 560 (Address) Chicago (City) IL (State) 60605 (Zip Code)

CHECK ONE:
[X] Certified Public Accountant
[ ] Public Accountant
[ ] Accountant not resident in the United States or any of its possessions.

PROCESSED
MAR 23 2005
THOMSON FINANCIAL

RECD S.E.C.
MAR 1 2005
526

FOR OFFICIAL USE ONLY

* *Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)(2).*

SEC 1410 (3-91)

SO 3/22

AFFIRMATION

I, Scott Freyn, affirm that, to the best of my knowledge and belief, the accompanying financial statements and supporting schedules pertaining to the firm of Dougall & Associates, Inc. as of December 31, 2004, are true and correct. I further affirm that neither the Company nor any partner, proprietor, principal officer, or director has any proprietary interest in any account classified solely as that of a customer.

Signature:

Scott Freyn
President

Notary Public

OFFICIAL SEAL
JACQUELINE LUCENTE
NOTARY PUBLIC, STATE OF ILLINOIS
MY COMMISSION EXPIRES:03/26/06

DOUGALL & ASSOCIATES, INC.

Statement of Financial Condition
December 31, 2004

ASSETS

Cash in Banks	$	1,594,753
Receivable from brokers and dealers less allowance for doubtful accounts of $32,000		1,166,752
Securities Owned		39,734
Exchange Deposits (Note 3)		967,000
Chicago Stock Exchange memberships (Note 4)		64,000
Other Assets		26,685
Total Assets	$	3,858,924

LIABILITIES AND STOCKHOLDERS' EQUITY

Liabilities:				
Accounts payable and accrued expenses			$	272,952
Securities sold not yet purchased			$	46,114
Due to Brokers				39,734
Total Liabilities			$	358,800
Commitments and contingent liabilities (Note 6)				
Stockholders' equity				
Common stock (Note 9)	$	1,000		
Retained earnings		3,499,124		
Total Stockholders' Equity				3,500,124
Total Liabilities and Stockholders' Equity			$	3,858,924

The accompanying notes are an integral part of this financial statement.

DOUGALL & ASSOCIATES, INC.

Notes to Financial Statements
December 31, 2004

NOTE 1 - ORGANIZATION

The Company was incorporated December 15, 1996. The Company is a broker-dealer operating as a floor broker on the Chicago Stock Exchange. The Company is a clearing member of the National Securities Clearing Corporation. The Company does not carry customer accounts as defined in rule 15c3-3 of the Securities Act.

NOTE 2 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Revenue recognition - Securities transactions, commissions and expenses are recorded on trade date.

Mark-to-Market - Securities owned are recorded at market value on trade date.

Cash and Cash Equivalents - For financial statement purposes, all highly liquid debt instruments with a maturity of three months or less at date of acquisition are considered to be cash equivalents.

Depreciation - Depreciation is recorded using accelerated methods over the useful life of the related assets.

Management's Use of Estimates - The preparation of the financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements, and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

NOTE 3 - EXCHANGE DEPOSITS

The Company is required to maintain deposits with the clearing agencies of the Chicago Stock Exchange. At December 31, 2004 the Company had the following balances in its deposit accounts.

National Securities Clearing Corporation	$ 957,000
Depository Trust Company	10,000
Total Exchange Deposits	$ 967,000

NOTE 4 - EXCHANGE MEMBERSHIPS AND IMPAIRMENT

The Company owns four Chicago Stock Exchange memberships with an aggregate cost basis of $286,100. During 2004 the Chicago Stock Exchange entered into a plan of demutualization (see note 5). Pursuant to this plan, all exchange memberships will cease to exist. The Company has determined that the carrying amount of the memberships exceeds their fair value by $222,100; accordingly an impairment charge was recognized and is included in the Statement of Income. Fair value of the memberships was determined by reference to the last bid price offered for purchase of a membership immediately prior to the cessation of purchases and sales of memberships due to the regulatory approval of the demutualization plan.

NOTE 5 - SUBSEQUENT EVENT

Effective February 9, 2005, following regulatory approval, the Chicago Stock Exchange has completed the adoption of a plan of demutualization which changes the organizational structure from a non-stock corporation owned by members to a for-profit, wholly owned subsidiary of CHX Holdings, Inc. The demutualization transaction involves the legal separation of ownership interests and trading rights.

NOTE 5 - SUBSEQUENT EVENT (Concluded)

The Company will receive 1,000 shares of common stock of CHX Holdings, Inc. for each membership owned; thus, the Company will receive 4,000 shares. In addition, the Company will receive one trading permit for each membership owned. The trading permits will provide access to the Exchange's trading facilities. In lieu of member dues, each trading permit will be subject to an annual charge of $6,000, payable on a monthly basis.

NOTE 6 - COMMITMENTS AND CONTINGENT LIABILITIES

At December 31, 2004, the Company was leasing four Chicago Stock Exchange memberships. The leases had no expiration date, but could be cancelled by either party to the lease upon thirty-days' notice to the other party. Lease payments were indexed and adjusted monthly using a formula based upon the sale price of memberships. Seat lease rental expense for 2004 was $19,800.

As of the effective date of the plan of demutualization (Note 5) the Exchange rules will no longer provide for lease arrangements and all existing membership leases will be deemed terminated. The Company will be able to acquire such additional trading permits as necessary to maintain its ongoing operations; the additional trading permits will be available from the Exchange rather than from other members.

There were no contingent liabilities at the statement date.

NOTE 7 - LINE OF CREDIT

The Company has established a $450,000 line of credit with its banks to finance market-making activities. Loans under this arrangement bear interest at the Bank's "Prime Rate," 5.25% December 31, 2004. The loans are collateralized by inventories of securities. There was nothing borrowed under the line of credit at December 31, 2004.

NOTE 8 - FINANCIAL INSTRUMENTS WITH OFF-BALANCE-SHEET RISK AND CONCENTRATIONS OF CREDIT RISK

In the normal course of business, the Company enters into transactions in financial instruments with varying degrees of off-balance-sheet risk. These financial instruments include corporate securities. The trading of these financial instruments is conducted with other registered broker-dealers. The Company also maintains bank accounts with balances in excess of federally insured limits. The Company's exposure to credit risk associated with counterparty nonperformance on the above financial instruments is limited to the amounts reflected in the Statement of Financial Condition.

Upon occasion the Company enters into short sale transactions. Securities sold, not yet purchased, represent obligations of the Company to deliver specified securities at the contracted price, and thereby create a liability to repurchase the securities in the market at prevailing prices. These transactions may result in off-balance-sheet risk as the Company's ultimate obligation to satisfy its obligation for securities sold, not yet purchased may exceed the amount recognized in the Statement of Financial Condition.

From time to time the Company maintains bank accounts with balances in excess of federally insured limits. The Company's exposure to credit risk associated with counterparty nonperformance is limited to the amounts reflected in the Balance Sheet. The Company's bank has provided a bank deposit guaranty bond in the amount of $100,000 to cover deposits in excess of the federally insured limits.

DOUGALL & ASSOCIATES, INC.

Notes to Financial Statements (Concluded)
December 31, 2004

NOTE 9 - CAPITAL STOCK

Capital stock consists of

Par value per share	None
Shares authorized	5,000
Shares issued	1,000
Shares outstanding	1,000

NOTE 10 - CAPITAL REQUIREMENTS

The Company is subject to the capital requirement rules of the Chicago Stock Exchange. Company net capital was determined to be $3,349,165 under these rules; this amount exceeded the minimum requirement by $3,249,165 at December 31, 2004.

NOTE 11 - TAX STATUS

The Company has elected to be taxed under the provisions of Subchapter S of the Internal Revenue Code. Accordingly, the financial statements do not include a provision for federal income taxes because the Company does not incur federal taxes. Instead, its earnings and losses are included in the stockholders' personal income tax returns and are taxed based on their personal tax strategies.

The Company incurs state income taxes, and the financial statements include a provision for the state tax effect of transactions reported in the financial statements.

Tax returns filed by the Company have not been examined by taxing authorities.

DOUGALL & ASSOCIATES, INC.

CHICAGO, ILLINOIS

FINANCIAL STATEMENTS

DECEMBER 31, 2004

*

FAIRCLOTH & ASSOCIATES, LLC
ACCOUNTANTS AND AUDITORS
FINANCIAL SERVICES
542 SOUTH DEARBORN STREET
CHICAGO, ILLINOIS 60605

REPORT OF INDEPENDENT ACCOUNTANT

To the Stockholders
Dougall & Associates, Inc.
Chicago, Illinois

We have audited the accompanying statement of financial condition of DOUGALL & ASSOCIATES, INC. as of December 31, 2004. The statement of financial condition is the responsibility of the Company's management. Our responsibility is to express an opinion on the statement of financial condition based on our audit.

We conducted our audit in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the statement of financial condition is free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the statement of financial condition. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the statement of financial condition referred to above presents fairly, in all material respects, the financial position of DOUGALL & ASSOCIATES, INC. as of December 31, 2004 in conformity with accounting principles generally accepted in the United States of America.

Faircloth & Associates, LLC

Chicago, Illinois
February 21, 2005

DOUGALL & ASSOCIATES, INC.

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